Exhibit 99.3

CHECK-CAP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Alex Ovadia and Mira Rosenzweig, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 48.00 per share, of Check-Cap Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Monday, December 18, 2023, at 2:00 p.m. (Israel time) at the offices of the Company’s Israeli legal counsel, FISCHER (FBC & Co.), located at 146 Menachem Begin Rd., Tel Aviv 6492103, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice and Proxy Statement for the Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER AS SPECIFIED ON THE REVERSE.

IMPORTANT NOTE:  A VOTE CAST ON PROPOSAL 1 WILL NOT BE COUNTED UNLESS THE UNDERSIGNED HAS CONFIRMED THAT HE, SHE, OR IT IS NOT A NEW PARENT AFFILIATE (AS DEFINED BELOW) BY MAKING THE REQUIRED CONFIRMATION BY CHECKING THE BOX “YES” IN ITEM 1A ON THE REVERSE SIDE.

IMPORTANT NOTE:  A VOTE CAST ON PROPOSAL 3 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be marked, dated, and signed on the other side)
PLEASE FOLD ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting of Stockholders to be held on December 18, 2023.
The Proxy Statement to Stockholders are available at:  http://www.viewproxy.com/checkcap/2023agm
If you have any questions, please contact our Solicitation agent at 833-970-2875 and local 1-973-604-4443.

The Proxy Statement to Stockholders are available at: http://www.viewproxy.com/checkcap/2023agm

As a shareholder of Check-Cap Ltd., please mark, sign, and date your proxy card, then fold it, and return it in the postage-paid envelope provided by 2:00 p.m., Israel Time, on December 16, 2023.

PROXY VOTING INSTRUCTIONS

MAIL
Vote Your Proxy by Mail:
Mark, sign, and date your proxy card, then fold it, and return it in the postage-paid envelope provided.

Please mark your votes like this in blue or black ink ☒

Proposal 1. To approve, pursuant to the Israeli Companies Law 1999, the Business Combination Proposal.
Proposal 5. To elect five directors as members of Board of Directors of the Company out of the following ten director nominees; the first five nominees are currently serving Directors and the second five nominees are nominated by Symetryx Corporation, each to serve until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected and qualified:

	FOR ☐	AGAINST ☐	ABSTAIN ☐
1.A.
The undersigned confirms that he, she, or it is not a New Parent Affiliate. Check the box “YES” to confirm that you are not a New Parent Affiliate. Otherwise, check the box “NO” if you are a New Parent Affiliate. (THIS ITEM MUST BE COMPLETED. IF YOU CHECK “NO” INDICATING THAT YOU ARE A “NEW PARENT AFFILIATE” OR FAIL TO COMPLETE THIS ITEM, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THE BUSINESS COMBINATION PROPOSAL.)

					FOR	AGAINST	ABSTAIN
				Steven Hanley	☐	☐	☐
				Clara Ezed	☐	☐	☐
		YES ○	NO ○	Dr. Mary Jo Gorman	☐	☐	☐
				XiangQian (XQ) Lin	☐	☐	☐

A “New Parent Affiliate” means that you are (a) New Parent, Keystone, Israeli Merger Sub or any person or entity holding directly or indirectly 25% or more of the voting power or the right to appoint 25% or more of the directors of New Parent, Keystone or Israeli Merger Sub, (b) a person or entity acting on behalf of New Parent, Keystone or Israeli Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by New Parent, Keystone, Israeli Merger Sub or any of the foregoing.
				Yuval Yanai	☐	☐	☐

				Idan Ben Shitrit	☐	☐	☐
				Avital Shafran	☐	☐	☐
				Jordan Lipton	☐	☐	☐
Proposal 2.    To ratify and approve the reappointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent auditor of the Company for the year ending December 31, 2023 and for such additional period until the next annual general meeting of shareholders.
				William Vozzolo	☐	☐	☐
				Lilian Malczewski	☐	☐	☐

	FOR ☐	AGAINST ☐	ABSTAIN ☐	IMPORTANT NOTE: ON PROPOSAL 5, IF VOTES ARE CAST ON MORE THAN FIVE DIRECTORS, ALL SUCH VOTES WILL BE DEEMED INVALID, AND WILL NOT BE COUNTED ON DIRECTOR ELECTIONS.

Proposal 6. To approve the cash remuneration to be paid to the Director Nominees who are elected to serve as directors at the Meeting under Proposal 5.
				FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 7.    To approve the Company’s entry into indemnification and exculpation agreements and to provide directors’ and officers’ liability insurance coverage to a Shareholder Director Nominee who is elected to serve at the Meeting under Proposal 5 (if any).

				FOR ☐	AGAINST ☐	ABSTAIN ☐

PLEASE FOLD ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.
Proposal 3.	To approve and restate the Company’s Compensation Policy for Executive Officers and Directors.
	FOR ☐	AGAINST ☐	ABSTAIN ☐	Date
3.A.
The undersigned confirms that he, she, or it does not have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3. Check the box “YES” to confirm that you do not have a Personal Interest with respect to the subject matter of Proposal 3. Otherwise, check the box “NO” to confirm that you do have a Personal Interest with respect to the subject matter of Proposal 3. (Please note:  If you do not mark either “YES” or “NO,” your vote will not be counted for purposes of Proposal 3).

Signature

		YES ○	NO ○	Signature (Joint Owners)
Proposal 4.
To authorize our Board of Directors to determine to effect a reverse share split of the Company’s ordinary shares within a range of 1 for 2 to 1 for 5, the exact ratio to be determined by the Company’s Board of Directors, to be effective on a date to be determined by the Company’s Board of Directors and announced by the Company, and to approve the amendment of the Company’s Articles of Association to reflect any such reverse share split (if implemented).

Note:  Please sign exactly as your name or names appear on this card. Joint owners should each sign personally. If signing as a fiduciary or attorney, please give your exact title.

Please indicate if you plan to attend this meeting ☐

	FOR ☐	AGAINST ☐	ABSTAIN ☐	Address Change/Comments: (If you noted any Address Changes and/or Comments above, please mark box.) ☐

PLEASE FOLD ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.